January 26, 2017

Via EDGAR

Mr. Daniel L. Gordon

Senior Assistant Chief Accountant

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Net Lease, Inc. (the “Company”)

Form 8-K dated August 8, 2016

Filed: August 8, 2016

File No. 001-37390

Dear Mr. Gordon:

Set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Timothy Salvemini of the Company, dated January 12, 2017 (the “January 12th Letter”). For convenience of reference, the Staff comments contained in the January 12th Letter are reprinted below in bold type and are followed by the corresponding response of the Company.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the letter. References to page numbers (other than in headings taken from the September 28th Letter) are to pages of Exhibit 99.1.

Form 8-K Filed on August 8, 2016

Exhibit 99.1

1.	We have considered your response to comment two. Given the characteristics of the adjustments made to arrive at adjusted funds from operations (AFFO) and the correlation between the presented AFFO amounts to cash flow from operations, it appears AFFO can be used as a liquidity measure. Pursuant to Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, please revise future filings to exclude presentation of AFFO on a per share basis.

In accordance with the Staff’s comment, we confirm that the Company will exclude from future filings references to AFFO on a per share basis. We understand that we may continue to report AFFO on an aggregate basis and may report, in close proximity, the number of shares outstanding as of an applicable date. As our counsel from Proskauer discussed with you, however, our advisory agreement with our external advisor requires us to pay the advisor an incentive fee. As defined in the advisory agreement, the incentive fee is equal to a percentage of “Core AFFO Per Share” (defined in the agreement). To the extent that we pay a material amount of incentive compensation, we may be, in disclosing the payments, required to disclose the amount of “Core AFFO Per Share” generated by the Company.

Mr. Daniel L. Gordon

Senior Assistant Chief Accountant

January 26, 2017

We appreciate your review and assistance. Please feel free to contact me at (212) 415-6559 should you require additional information or have any questions.

Sincerely,

/s/ Nicholas Radesca

Nicholas Radesca
Chief Financial Officer, Treasurer
and Secretary

Cc:	Michael J. Choate, Proskauer Rose LLP

Thomas Wilkin, PricewaterhouseCoopers